Exhibit (p)(6)

Firm Personnel

CODE OF ETHICS

INTRODUCTION

The Firm has adopted this code of ethics (the “Code of Ethics”) in compliance with Rule 204A-1 under the Acts in order to specify the standard of conduct expected of its Associated Persons. The Firm will describe its Code of Ethics to clients in writing and, upon request, furnish clients with a copy of the Code of Ethics.

All Associated Persons of the Firm must comply with applicable federal securities laws. In particular, it is unlawful for the Firm and any Associated Person, by use of the mail or any means or instrumentality of interstate commerce, directly or indirectly:

•	To employ any device, scheme, or artifice to defraud any client or prospective client of the Firm;

•	To engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon any client or prospective client of the Firm; or

•	To engage in any fraudulent, deceptive, or manipulative practice.

In adopting this Code of Ethics, the Firm recognizes that it, and its affiliated persons owe a fiduciary duty to the Firm’s client accounts and must (1) at all times place the interests of Firm clients first; (2) conduct personal securities transactions in a manner consistent with this Code of Ethics and avoid any abuse of a position of trust and responsibility; and (3) adhere to the fundamental standard that Associated Persons should not take inappropriate advantage of their positions. In addition, the Firm and its Associated Persons must comply with all applicable federal securities laws, which shall generally be explained in the Firm’s Compliance Manual. Associated Persons must report any violations of the Code of Ethics to the Firm’s Chief Compliance Officer.

DEFINITIONS

“Access Person” means all of the Firm’s officers, employees, and any supervised person of the Firm. An Access Person is a supervised person who:

i.	has access to nonpublic information regarding any clients’ purchase or sale of securities;
ii.	is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic; or
iii.	is designated as an access person by the Chief Compliance Officer.

“Acquisition” or “Acquire” includes any purchase and the receipt of any gift or bequest of any Reportable Security.

“Affiliate Account” means, as to any Access Person, an Account:

i.	of any Family Member of the Access Person;
ii.	for which the Access Person acts as a custodian, trustee, or other fiduciary;
iii.	of any corporation, partnership, joint venture, trust, company, or other entity which is neither subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 nor registered under the Investment Company Act of 1940 (the “Company Act”) and in which the Access Person or a Family Member has a direct or indirect Beneficial Ownership
iv.	of any Access Person of the Firm.

“Associated Person” of the Firm means any Access Person, including independent contractors who perform advisory functions on behalf of the Firm.

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Firm Personnel

“Automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. Automatic investment plan includes a dividend reinvestment plan.

“Beneficial Ownership” means a direct or indirect “pecuniary interest” (as defined in Rule 16a- 1(a)(2) under the 1934 Act that is held or shared by a person directly or indirectly (through any contract, arrangement, understanding, relationship or otherwise) in a Security. This term generally means the opportunity to directly or indirectly profit or share in any profit derived from a transaction in a Security. An Access Person is presumed to have Beneficial Ownership of any Family Member’s account.

“Client Account” means any account for which the Firm provides services, including investment advice and investment decisions.

“Conflicts of Interest” as a fiduciary, the Firm and all Access Persons have an affirmative duty of care, loyalty, honesty and good faith to act in the best interests of its clients. With this duty, the Firm and its Access Persons can achieve this obligation by fully disclosing all material facts concerning any conflict that does arise with respect to any client, and where possible, mitigate or remove the conflict.

“Control” has the same meaning as in section 2(a)(9) of the Company Act. Section 2(a)(9) defines “Control” as the power to exercise a controlling influence over the management or policies of a company unless this power is solely the result of an official position with the company.

“Disposition” or “Dispose” includes any sale and the making of any personal or charitable gift of Reportable Securities (as defined below).

“Family Member” of an Access Person means:

i.	That person’s spouse or minor child who resides in the same household;
ii.	Any adult related by blood, marriage, or adoption to the Access Person (a “relative”) who shares the Access Person’s household;
iii.	Any relative dependent on the Access Person for financial support
iv.	Any other relationship (whether or not recognized by law) which the Chief Compliance Officer determines could lead to the possible conflicts of interest or appearances of impropriety this Code of Ethics is intended to prevent.

“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933 (the “1933 Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of section 13 or 15(d) of the 1934 Act.

“Limited Offering” means an offering that is exempt from registration under the 1933 Act pursuant to section 4(2) or section 4(6) of the 1933 Act or rule 504, 505 or 506 under the 1933 Act.

“Material Non-Public Information”

i.	Information is generally deemed “material” if a reasonable investor would consider it important in deciding whether to purchase or sell a company’s securities or information that is reasonably certain to affect the market price of the company’s securities, regardless of whether the information is directly related to the company’s business.
ii.	Information is considered “nonpublic” when it has not been effectively disseminated to the marketplace. Information found in reports filed with the Commission or appearing in publications of general circulation would be considered public information.

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Firm Personnel

“Compliance Monitoring Platform” means Cerity Partners online Compliance platform that administers its Code of Ethics.

“Purchase or sale of a Security” includes, among other things, transactions in options to purchase or sell a Security (as defined below).

“Reportable Security” means a Security as defined in the Code of Ethics, but does not include:

i.	Direct obligations of the Government of the United States;
ii.	Money market instruments, bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments, including repurchase agreements;
iii.	Shares issued by money market funds;
iv.	Shares issued by other mutual funds; or
v.	Shares issued by unit investment trusts that are invested exclusively in one or more mutual funds.
vi.	529 Plans

“Restricted Security” means any Security on the Firm’s Restricted Security List. In general, this list will include securities of public companies which are clients of the Firm, or whose senior management are clients of the Firm. Securities on the Restricted List must be pre-cleared with Compliance before an Access Person may purchase or sell the security or write options on the security. The pre-clearance is only valid through the end of the next business day after the approval has been granted. If the Access Person does not execute the Restricted Security by the end of the next business day after the pre-clearance request was approved, then the Access Person will be required to request a new pre-clearance before they can attempt to execute a trade of the Restricted Security again.

“Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral- trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

EMPLOYEE PROHIBITED PURCHASES, SALES AND PRACTICES

Timing of Personal Transactions

No Access Person may purchase or sell, directly or indirectly, any Security in which the Access Person or an Affiliate Account has, or by reason of the transaction acquires, any direct or indirect Beneficial Ownership if the Access Person knows or reasonably should know that the Security, at the time of the purchase or sale (i) is being considered for purchase or sale on behalf of any Client Account; or (ii) is being actively purchased or sold on behalf any Client Account.

If an Access Person has knowledge of purchasing/selling or considering for purchase/sale any Security on behalf of a Client Account, an Access Person may not effect a transaction in that Security prior to the client purchase/sale having been completed by the Firm, or until a decision has been made not to purchase/sell the Security on behalf of the Client Account.

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Firm Personnel

Improper Use of Information

No Access Person may use his or her knowledge about the securities transactions or holdings of a Client Account in trading for any account that is directly or indirectly beneficially owned by the Access Person or for any Affiliate Account. Any investment ideas developed by an Access Person must be made available to Client Accounts before the Access Person may engage in personal transactions or transactions for an Affiliate Account based on these ideas.

No Associated Person:

•	While aware of material nonpublic information about a company, may purchase or sell securities of that company until the information becomes publicly disseminated and the market has had an opportunity to react;

•	Shall disclose material nonpublic information about a company to any person except for lawful purposes;

•	May purchase or sell any Restricted Securities, found on the Restricted Securities List located in Compliance Monitoring Platform, so long as the publicly traded company (or any member of its senior management) is a client of the Firm, unless expressly approved in advance by the Chief Compliance Officer.

Initial Public Offerings

No Access Person may acquire any securities in an Initial Public Offering without first obtaining through Compliance Monitoring Platform electronic pre-clearance and approval from the Compliance

Limited Offerings/Private Funds

No Access Person may acquire any securities in a Limited Offering without first obtaining pre-clearance and approval Compliance through the Compliance Monitoring Platform.

EMPLOYEE REPORTING

An Access Person must report to Compliance through the Compliance Monitoring Platform, all broker, dealer, or bank accounts in which any securities are held where an Access Person has, or by reason of a transaction, acquires, Beneficial Ownership and must report all Reportable Securities holdings and transactions. Each Access Person must submit the following reports.

Initial Holdings Reports

Not later than 10 days after an Access Person becomes an Access Person, a Certification and Holdings Report with the following information which must be current as of a date no more than 45 days prior to the date the person becomes an Access Person:

•	The name of any broker, dealer, or bank in which the Access Person maintains an account in which any securities (including but not limited to Reportable Securities) are held for the Access Person’s direct or indirect Beneficial Ownership;

•	The title, type of security, and as applicable the exchange ticker or CUSIP number, number of shares and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;

•	The date the report is being submitted by the Access Person.

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Firm Personnel

Quarterly Reportable Securities Transaction Reports

Not later than 30 days after the end of each calendar quarter, a Transactions Report for any transaction (i.e., purchase, sale, gift or any other type of Acquisition or Disposition) during the calendar quarter of a Reportable Security in which the Access Person had any direct or indirect Beneficial Ownership including:

•	The name of any broker, dealer, or bank in which the Access Person maintains an account in which any securities (including but not limited to Reportable Securities) are held for the Access Person’s direct or indirect Beneficial Ownership;

•	The date of the transaction, the title, the exchange ticker symbol or CUSIP number (if applicable), the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Reportable Security

•	The nature of the transaction (i.e., purchase, sale, gift or any other type of Acquisition or Disposition):

•	The price of the Reportable Security at which the transaction was effected

•	The name of the broker, dealer, or bank with or through which the transaction was effected

•	The date the report is being submitted by the Access Person.

Annual Holdings Reports

At least once each twelve (12) month period by a date specified by the Chief Compliance Officer, a Certification and Holdings Report with the following information which must be current as of a date no more than 45 days prior to the date the report is submitted:

•	The name of any broker, dealer, or bank in which the Access Person maintains an account in which securities (including but not limited to Reportable Securities) are held for the Access Person’s direct or indirect Beneficial Ownership

•	The title, type of security, and as applicable the exchange ticker or CUSIP number, number of shares and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;

•	The date the report is being submitted by the Access Person.

Disclaimer of Beneficial Ownership

Any report submitted by an Access Person in accordance with this Code of Ethics may contain a statement that the report will not be construed as an admission by that person that he or she has any direct or indirect Beneficial Ownership in any Security or brokerage account to which the report relates. The existence of any report will not, by itself, be construed as an admission that any event included in the report is a violation of this Code of Ethics.

Annual Certification of Compliance

Each Access Person must submit annually, a Certification and Holdings Report by a date specified by the Chief Compliance Officer, that the Access Person:

•	Has received, read, and understand this Code of Ethics and recognizes that the Access Person is subject to the Code of Ethics;
•	Has complied with all the requirements of this Code of Ethics
•	Has disclosed or reported all personal securities transactions, holdings and accounts required by this Code of Ethics to be disclosed or reported.

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Firm Personnel

BENEFITS/GIFTS AND ENTERTAINMENT

Benefits/Gifts: The Firm is of the view that its Access Persons (and their family members) should not accept or provide (in the context of their business activities for the Firm) excessive benefits or gifts. As such, all Access Persons are required to notify the Chief Compliance Officer of any such benefits or gifts (i.e., anything of value including charitable contributions): (i) received from a third-party business contact, including a client, with an estimated value in excess of$750 annually or (ii) provided to a third-party business contact, including a client, with a value in excess of $750 annually. The notification form is available on Compliance Monitoring Platform and should be completed and provided to Chief Compliance Officer or designee for approval. With respect to benefits/gifts received, the Chief Compliance Officer may require that any such gifts are returned or that the third party be compensated (by the Access Person) for the value of the gift/benefit received.

PAYMENTS TO FOREIGN OFFICIALS

Under the Foreign Corrupt Practices Act (“FCPA”), the Firm could face potentially serious civil and criminal penalties for offering, promising, paying, or authorizing any bribe, kickback or similar improper payment to any foreign official, foreign political party or official or candidate for foreign political office in order to assist the Firm in obtaining, retaining, or directing business, including investments in the Funds. As a matter of policy, the Firm strictly complies with the FCPA. All Access Persons are expected to carefully read this policy and to contact the Chief Compliance Officer with any questions.

Under the FCPA, a “foreign official” includes any officer or employee of a foreign government or any department, agency, or instrumentality thereof. Importantly, all government employees are covered by this definition, as are employees of government-owned business entities and sovereign wealth funds. The FCPA does permit certain small “facilitating” or “expediting” payments to foreign officials to ensure that they perform routine, non discretionary governmental duties (e.g. obtaining permits, licenses, or other official documents; processing governmental papers, such as visas and work orders; providing police protection, mail pick-up and delivery; providing phone service, power and water supply, loading and unloading cargo, or protecting perishable products; and scheduling inspections associated with contract performance or transit of goods across country). The FCPA also permits payment or reimbursement of reasonable and bona fide expenses of a foreign official (e.g., travel and lodging expenses) relating to the promotion, demonstration or explanation of a product or service or to the execution or performance of a contract with a foreign government. However, it should be noted that these are narrowly defined exceptions. The FCPA also prohibits payments to third parties, such as a placement agent, with knowledge that all or a portion of the payment will be passed on to a foreign official. Actual knowledge is not required.

To minimize the chance that the Firm could violate the FCPA or similar foreign laws, Access Persons must obtain the written approval of the Chief Compliance Officer by executing and submitting a form prior to making any payment or giving any gift or other thing of value (including paying for entertainment or travel-related expenses), or offering to do the same, to any:

•	official of a foreign government;
•	employee of any government-controlled foreign business;
•	sovereign wealth fund, employee, or representatives of a sovereign wealth fund, or third party associated with a sovereign wealth fund’s investment process or investment due diligence; or
•	foreign political party or official or candidate for foreign political office.

Firm Personnel

This policy applies without regard to the purpose or motivation behind the giving of such payment, gift, or other thing of value. The Chief Compliance Officer may consult with legal counsel to determine if such payments, gifts or entertainment would implicate FCPA concerns (or other legal concerns). As a general matter, the giving of any such payments, gifts, or other things of value will not be permitted. The Chief Compliance Officer will document any exceptions to this general policy.

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CONFIDENTIALITY

Non-Disclosure of Confidential Information

No Access Person, except in the course of his or her duties, may reveal to any other person any information about securities transactions being considered for, recommended to, or executed on behalf of a Client Account. In addition, no Associated Person may use confidential information for their own benefit or disclose such confidential information to any third party, except as such disclosure or use may be required in connection with their employment or as may be consented to in writing by the Chief Compliance Officer. These provisions shall continue in full force and effect after termination of the Associated Persons relationship with the Firm, regardless of the reason for such termination.

Non-Disclosure of Other Client Information

No employee may disclose any information about any Client of the Firm, regardless of whether such information may be available from public sources, except (i) to others within the Firm; (ii) with the prior consent of such Client; or (iii) as required by applicable law.

Confidentiality of Information in Access Persons’ Reports

All information obtained from any Access Person under this Code of Ethics normally will be kept in strict confidence by the Firm. However, reports of transactions and other information obtained under this Code of Ethics may be made available to the Commission, any other regulatory or self- regulatory organization or any other civil or criminal authority or court to the extent required by law or regulation or to the extent considered appropriate by management of the Firm. Furthermore, in the event of violations or apparent violations of the Code of Ethics, information may be made available to appropriate management and supervisory personnel of the Firm, to any legal counsel to the above persons and to the appropriate persons associated with a Client Account affected by the violation.

WHISTLEBLOWER PROTECTIONS

As also referenced in Cerity Partners Employee Handbook, Cerity Partners recognizes and respects that it has a responsibility to its clients. Cerity Partners is committed to compliance with the laws and regulations to which it is subject, and to establishing firm policies and procedures to interpret and comply with those laws and regulations within all of its operations. Cerity Partner’s system of internal controls and operational procedures are intended to detect and to prevent or deter improper or illegal activities.

It is Cerity Partners policy to support and encourage its employees to report and disclose improper or illegal activities, and to fully investigate such reports and disclosures. It is also Cerity Partner’s policy to address any complaints that allege acts or attempted acts of interference, reprisal, retaliation, threats, coercion, or intimidation against employees who disclose or investigate improper or illegal activities and to protect those who come forward to report such activities.

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Firm Personnel

If any employee believes that actions have taken place, may be taking place, or may be about to take place that may violate Cerity Partners’ Compliance or Employment Policies and/or Code of Ethics, the Employee should speak with his or her supervisor, Chief People Officer, General Counsel, Chief Compliance Officer, or submit a form to the Chief Compliance Officer through the Compliance Monitoring Platform. The Firm will not retaliate against any employee who raises such a concern. Employees who reasonably believe that they have been the subject of retaliation in violation of this policy should also address their concerns to the Chief People Officer or General Counsel as soon as reasonably possible. After a complaint is received, the Company will investigate the matter promptly and will, to the extent reasonably feasible, maintain the confidentiality of such complaint on a need-to-know basis.

For the avoidance of doubt, nothing in this Compliance Manual or Cerity Partners Employment Policies prohibits employees from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the U.S. Securities and Exchange Commission (the “SEC”), or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Employees do not need prior authorization from their supervisor, Management, the Chief Compliance Officer, or any other person or entity affiliated with Cerity Partners to make any such reports or disclosures and do not need to notify Cerity Partners that they have made such reports or disclosures. Additionally, nothing in this Compliance Manual prohibits employees from recovering an award pursuant to a whistleblower program of a government agency or entity.

Maintaining Records

In its books and records, the Firm shall maintain all documents related to the Code of Ethics including:

•	A copy of the Code of Ethics adopted and implemented and any other Code of Ethics that has been in effect at any time within the past five years;
•	A record of any violation of the Code of Ethics, and of any action taken as a result of the violation;
•	A record of all written acknowledgments for each person who is currently, or within the past five years was, an Associated Person of the Firm;
•	A record of each Access Person report described in the Code of Ethics;
•	A record of the names of persons who are currently, or within the past five years were, Access Persons
•	A record of any decision and the reasons supporting the decision, to approve the acquisition of beneficial ownership in any security in an initial public offering or limited offering, for at least five years after the end of the fiscal year in which the approval was granted.

SANCTIONS

Upon determining that an Access Person or other employee has violated this Code of Ethics, the Firm’s Chief Compliance Officer or his or her designee, may impose such sanctions as he or she deems appropriate. These include, but are not limited to, a letter of censure, disgorgement of profits obtained in connection with a violation, the imposition of fines, restrictions on future personal trading, termination of the Access Person’s or employee’s position or relationship with the Firm or referral to civil or criminal authorities.

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Firm Personnel

DUTIES OF THE CHIEF COMPLIANCE OFFICER

Identifying and Notifying Access Persons

The Chief Compliance Officer or its designee will identify each Access Person and notify each Access Person that the person is subject to this Code of Ethics, including the reporting requirements.

Providing Information to Access Persons

The Chief Compliance Officer will provide advice, with the assistance of counsel, about the interpretation of this Code of Ethics.

Revising the Restricted Securities List

The Chief Compliance Officer shall ensure that the Restricted Securities List is updated as necessary.

Reviewing Reports

The Chief Compliance Officer will ensure that the reports submitted by each Access Person are reviewed to determine whether there may have been any transactions prohibited by this Code of Ethics.

Compliance and Review of the Chief Compliance Officer

The Chief Compliance Officer must comply with the Code of Ethics, including obtaining pre-clearance for certain activities and submitting any required forms and/ or reports. The Chief Operations Officer or his or her designee shall be responsible for all of the duties otherwise performed by the Chief Compliance Officer with regard to ensuring the compliance of the Chief Compliance Officer.

Outside Business Activities

No associated person of the Firm shall engage in employment outside the Firm without the prior written consent of the Chief Compliance Officer. Upon receiving a request for an associated person to engage in outside employment, the Chief Compliance Officer may approve or deny such request for any reason, including whether the outside employment creates a conflict of interest or may affect the quality of the associated person’s work performance or availability at the Firm.

All Associated Persons shall be subject to the Firm’s policy governing outside employment included in Section 8.12 of the Cerity Partners Employee Handbook.

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